UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 333-200112

Business First Bank

Employee Retirement Plan and Trust

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Business First Bancshares, Inc.

500 Laurel Street, Suite 101
Baton Rouge, Louisiana 70801

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

Business First bank employee retirement plan and trust

form 11-k

BUSINESS FIRST BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

BATON ROUGE, LOUISIANA

December 31, 2018

2322 Tremont Drive ● Baton Rouge, LA 70809

178 Del Orleans Avenue, Suite C ● Denham Springs, LA 70726

650 Poydras Street, Suite 1200 ● New Orleans, LA 70130

Phone: 225.928.4770 ● Fax: 225.926.0945

www.htbcpa.com

Report of Independent Registered Public Accounting Firm

Business First Bank

Employee Retirement Plan and Trust

Baton Rouge, Louisiana

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Business First Bank Employee Retirement Plan and Trust (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material  respects, the net assets available for benefits of the Business First Bank Employee Retirement Plan and Trust as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material  misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets held for investment as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Respectfully submitted, Isl Hannis T. Bourgeois, LLP

We have served as the Plan's auditor since 2016.

Baton Rouge, Louisiana

October 14, 2019

BUSINESS FIRST BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS

Investments, at Fair Value:
Pooled Separate Accounts	$13,022,183	$11,508,563
Employer Stock	199,957	-
Guaranteed Interest Accounts	1,309,082	1,121,300

	14,531,222	12,629,863

Receivables:
Accrued Participant Receivables	196	-
Notes Receivable from Participants	359,592	279,925

Total Assets	14,891,010	12,909,788

LIABILITIES

Payables:
Other Payables	9,390	1,220

Total Liabilities	9,390	1,220
Net Assets Available for Benefits	$14,881,620	$12,908,568

The accompanying notes are an integral part of these financial statements.

BUSINESS FIRST BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2018

Additions to Net Assets Attributed to:
Net Investment Loss	$(897,890)

Interest Income on Notes Receivable from Participants	18,535

Contributions:
Participants	1,234,206
Employer	680,207
Rollovers	767,415
2,681,828
Total Additions	1,802,473

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	1,063,738
Administrative Expenses	38,783
Total Deductions	1,102,521
Net Increase	699,952

Net Assets Available for Benefits:
Beginning of Year	12,908,568
Transfers In - Plan Merger	1,273,100
End of Year	$14,881,620

The accompanying notes are an integral part of this financial statement.

BUSINESS FIRST BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

Note 1 - Description of Plan -

The following brief description of Business First Bank Employee Retirement Plan and Trust (the Plan) provides only general information. Participants should refer to the plan agreement for more complete information.

Description of Plan

The Plan is a defined contribution plan which covers all eligible employees of Business First Bank (the Bank) who are at least 21 years of age and meet the service requirements as defined in the Plan. The Plan includes an automatic enrollment and deferral provision in which, upon meeting the eligibility requirements, an employee is automatically enrolled in the Plan to defer 4% of compensation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On December 31, 2017, Business First Bancshares, Inc., parent bank holding company of Business First Bank, acquired the outstanding stock of Minden Bancorp, the parent bank holding company of MBL Bank. Effective June 26, 2018, assets of the Minden Bancorp 401(k) Plan were transferred to and merged into the Business First Bank Employee Retirement Plan and Trust.

On October 30, 2018, Business First Bank Employee Retirement Plan and Trust added Business First Bancshares stock (Employer Stock) as a unitized investment option in the plan with an initial trading date of November 15, 2018.

Management and a plan administrative committee oversee governance of the Plan, determine the appropriateness of the Plan’s investment offerings, and monitor investment performance.

Contributions

Participants may contribute an amount equal to a percentage of their compensation earned during the plan year not to exceed the limits imposed by Section 401(K) of the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Bank will make a matching contribution to participants of the Plan equal to 100% of the participant’s elective deferral that does not exceed 4% of the participant’s compensation. The Bank may also make discretionary matching and profit-sharing contributions to all eligible participants of the Plan. For the year ended December 31, 2018, the Bank made safe harbor matching contributions which totaled $680,207. No discretionary matching or profit-sharing contributions were made for the year ended December 31, 2018.

Participant Accounts

Each participant's account is charged or credited with the participant’s contribution and the allocation of the Bank's contribution, the Plan’s investment earnings or losses, certain Plan administration costs paid by the Plan, and forfeitures of terminated participants’ nonvested accounts. Allocations are based upon participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon and in the Bank’s safe harbor matching contributions. The Plan was amended July 28, 2016, to provide 6 year graded vesting for discretionary matching and profit sharing contributions, with participants being 20% vested after 2 years and every year thereafter with 100% vested after 6 years. Prior to this date, participants were 100% vested in these discretionary contributions after 3 years.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account. The loan interest rate is determined at two percent above the prime rate, as defined. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon retirement or termination of service, participants are entitled to receive a lump sum payment equal to the value of their vested account balance.

Forfeited Accounts

At December 31, 2018 and 2017, forfeited non-vested accounts totaled $12,063 and $16,704, respectively. These accounts may be used to reduce employer contributions or to pay plan expenses. During 2018, the forfeited non-vested accounts were reduced by $35,905 to pay plan expenses.

Note 2 - Summary of Accounting Policies -

Basis of Accounting

The financial statements of the Plan are prepared in accordance with the accrual basis of accounting. At December 31, 2018 and 2017, all assets of the Plan are participant directed.

Investment Contracts

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As of December 31, 2018 and 2017, the Plan had no fully benefit-responsive investment contracts.

Investment Valuation and Income Recognition

Investments are reported at fair value, except fully benefit-responsive investment contracts which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management of the Plan sponsor determines the Plan’s valuation policies utilizing information provided by the Plan custodian. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Net investment income (loss) includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year. Benefits are recorded when paid.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged directly to the borrowing participant’s account and are included in administrative expenses when incurred. As of December 31, 2018 and 2017, no allowance for credit losses has been recorded. If a participant does not make loan repayments and the plan administrator considers the participant loan to be in default, the loan balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document. For the year ended December 31, 2018, deemed distributions totaled $8,269.

Risks and Uncertainties

The Plan provides for various investment options in any combination of selected funds held by the custodian. These funds are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these funds, it is at least reasonably possible that changes in the values of these funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Expenses

The Bank may pay certain administrative expenses (i.e., custodian fees, fund fees, loan fees, recordkeeping fees, and other similar expenses) of the Plan. If such expenses are not paid by the Bank, they are paid out of plan assets. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction and included in administrative expenses. Investment related expenses are included in net investment income.

Reclassifications

Certain items in the 2017 financial statements may have been reclassified to conform to the presentation in the current year financial statements. Such reclassifications had no effect on the previously reported change in net assets available for benefits.

Note 3 - Plan Termination -

Although they have not expressed any intent to do so, the Bank has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

Note 4 - Tax Status -

The Bank has adopted a prototype plan which received a favorable determination from the Internal Revenue Service. The Plan itself has not separately applied for recognition of tax-exempt status. However, the Plan sponsor believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. With few exceptions, the Plan is no longer subject to income tax examinations for years prior to 2015.

Note 5 - Fair Value Measurements -

The fair value measurement accounting literature provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs to the valuation methodology are based on unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access. Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets and/or based on inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs are unobservable and are based on assumptions market participants would utilize in pricing the asset.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2018 and 2017.

Pooled Separate Accounts: These accounts are valued daily as the number of units held multiplied by the accumulation unit value (AUV). The AUV is determined based on the quoted market prices (fund NAV) of the underlying investments and the account charges.

Guaranteed Interest Accounts: These accounts are valued at fair value based on the amount plan participants or plan sponsors would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity.

Employer Stock: The Employer Stock is an account comprised of common stock of Business First Bancshares and short-term cash investments. The fair value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018 and 2017:

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Guaranteed Interest
Accounts	$-	$1,309,082	$-	$1,309,082
Unitized Employer Stock
Accounts	$199,957	$-	$-	$199,957
Total Assets in the
Fair Value Hierarchy	$199,957	$1,309,082	$-	$1,509,039

Investments Measured Using
Net Asset Value Per Share
Practical Expedient*				13,022,183
Total Investments at Fair Value				$14,531,222

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Guaranteed Interest
Accounts	$-	$1,121,300	$-	$1,121,300
Total Assets in the
Fair Value Hierarchy	$-	$1,121,300	$-	$1,121,300

Investments Measured Using
Net Asset Value Per Share
Practical Expedient*				11,508,563
Total Investments at Fair Value				$12,629,863

*Certain investments that were measured at net asset value per share (NAV) practical expedient of the fund have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

The following tables summarize investments measured at fair value based on NAV per share practical expedient as of December 31, 2018 and 2017.

		December 31, 2018
		Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Pooled Separate Accounts:
Balanced Funds	(a)	$3,696,200	n/a	daily	none
Bond Funds	(b)	2,222,354	n/a	daily	none
International\Global Funds	(c)	1,559,349	n/a	daily	none
Large Cap Funds	(d)	3,612,540	n/a	daily	none
Mid Cap Funds	(e)	994,459	n/a	daily	none
Small Cap Funds	(f)	738,561	n/a	daily	none
Specialty Funds	(g)	198,720	n/a	daily	none
		$13,022,183

		December 31, 2017
		Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Pooled Separate Accounts:
Balanced Funds	(a)	$3,912,943	n/a	daily	none
Bond Funds	(b)	1,770,477	n/a	daily	none
International\Global Funds	(c)	1,347,167	n/a	daily	none
Large Cap Funds	(d)	2,960,258	n/a	daily	none
Mid Cap Funds	(e)	690,600	n/a	daily	none
Small Cap Funds	(f)	557,271	n/a	daily	none
Specialty Funds	(g)	269,847	n/a	daily	none
		$11,508,563

(a)	These investments seek to provide high total investment return. The funds invest in a portfolio of equity, debt and money market securities.

(b)

These investments seek to maximize total returns from price appreciation and income. The funds pursue income opportunities from government, corporate, emerging market and high-yield sources. The investments may include U.S. and non-U.S. corporate debt securities and sovereign debt securities.

(c)

These investments seek long-term growth of capital while providing current income. The funds invest primarily in common stocks of well-established companies located around the world, many of which have the potential to pay dividends. Under normal market circumstances, the funds invest a significant portion of its assets in securities of issuers domiciled outside the United States, including those based in developing countries.

(d)	These investments seek long-term capital appreciation. The funds invest in equity securities of companies of any market capitalization that the adviser believes demonstrate promising growth potential.

(e)

These investments seek long-term capital appreciation. The funds invest a majority of its net assets in the common stock of small and mid-sized companies. They invest the majority of assets in U.S. companies, but also may invest in foreign companies in developed markets and in emerging markets.

(f)

These investments seek long-term growth of capital and current income. The funds invest a significant portion of its net assets in equity securities. Although the funds normally focus on securities of U.S. companies, they may invest a portion of net assets in securities of companies headquartered in foreign countries.

(g)

These investments seek to provide capital growth and appreciation. The funds seek to achieve the objective by investing a portion of its net assets in (1) equity securities of companies throughout the world that own, explore or develop natural resources and other basic commodities or supply goods and services to such companies, or (2) common stocks and other equity securities of real estate companies.

Note 6 - Party-In-Interest Transactions -

The Plan invests in Business First Bancshares common stock, the parent company of the plan sponsor; these transactions qualify as related party transactions, which are exempt from the prohibited transaction rules.

Certain plan investments are held in guaranteed interest accounts (fixed accounts) and pooled separate accounts managed by Massachusetts Mutual Life Insurance Company (Mass Mutual). Since Mass Mutual is the custodian as defined by the Plan, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net investment income (loss), as they are paid through revenue sharing, rather than a direct payment. The Bank pays directly certain administrative expenses of the Plan. All of these party-in-interest transactions are exempt from the prohibited transaction rule of ERISA.

Note 7 – Subsequent Events –

On December 1, 2018, Business First Bancshares, Inc., parent bank holding company of Business First Bank (the plan sponsor), acquired the outstanding stock of Richland State Bancorp, the parent bank holding company of Richland State Bank. Effective April 2, 2019, $3.8 million of plan assets from the Richland State Bancorp 401(k) Plan were transferred to and merged into the Business First Bank Employee Retirement Plan and Trust.

The Plan evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through October 14, 2019, the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

BUSINESS FIRST BANK

EMPLOYEE RETIREMENT PLAN AND TRUST

EIN: 20-3977125 PN: 001

FORM 5500 SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT

AS OF DECEMBER 31, 2018

Identity of Issuer	Investment Description	Cost	Current Value
** Massachusetts Mutual
Life Insurance Company	Pooled Separate Accounts:
	AB High Income A	*	$524,640
	Alger Cap App Institutional I	*	1,173,411
	Allianzgi NFJ Dividend Value A	*	178,197
	American Funds Cap Wld Gr Inc R3	*	643,435
	BlackRock Equity Dividend A	*	947,145
	BlackRock Global Allocation A	*	2,460,084
	BlackRock LifePath Dyn 2020A	*	338,029
	BlackRock LifePath Dyn 2030A	*	292,659
	BlackRock LifePath Dyn 2040A	*	206,750
	BlackRock LifePath Dyn 2050A	*	33,540
	BlackRock LifePath Dyn Retire A	*	42,660
	BlackRock Strategic Income Ops A	*	428,652
	Bny Mellon Agg Bond Index A	*	359,431
	Bny Mellon Sm Cap Stock Index A	*	356,702
	Bny Mellon Stock Index A	*	275,571
	Columbia Acorn A	*	296,362
	Columbia Large Cap Growth III-A	*	1,038,217
	Goldman Sachs Mdcap Value A	*	328,234
	Ivy Global Natural Resources Y	*	66,341
	MFS Government Securities R3	*	22,606
	MFS Research International R3	*	407,641
	MFS Total Return R3	*	322,478
	MM S&P Mid Cap Index	*	369,863
	Oppen Global Strategic Income A	*	424,468
	Oppenheimer Developing Markets A	*	508,272
	Oppenheimer Real Estate A	*	132,380
	Oppenheimer Total Return Bd A	*	439,547
	PIMCO Real Return A	*	23,009
	Royce Total Return	*	55,309
	Victory Sycamore Small Co Opp A	*	326,550
			13,022,183
	Guaranteed Interest Accounts
	Fixed Account	*	1,309,082

** Parent Company of Plan Sponsor	Employer Stock
	Business First Bancshares	*	199,957

** Plan Sponsor	Notes Receivable from Participants:
	Interest Rates Ranging from 5.25% - 7.25%		359,592
			$14,890,814

* Cost information omitted for participant directed investments.

** Denotes party in interest.

See report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BUSINESS FIRST BANK
EMPLOYEE RETIREMENT PLAN & TRUST

By:	/s/ Russell E. Gahagan III
Name:	Russell E. Gahagan III
Title:	Trustee

Date: October 18, 2019